Exhibit 3.1

April 29, 2015

BASILEA PHARMACEUTICA LTD

Articles of Incorporation

(Unofficial translation of the German version of the articles of incorporation dated April 29, 2015. In the event of any inconsistencies between the English and the German version, the German version shall prevail.)

I.	Company name, registered office and purpose

Article 1 Company name, registered office

Under the name

Basilea Pharmaceutica AG

Basilea Pharmaceutica SA

Basilea Pharmaceutica Ltd

is hereby established a company limited by shares in accordance with Article 620 et seq. of the Swiss Code of Obligations (SCO) whose registered office is in Basel.

Article 2 Purpose

[1]	The Company’s purpose is the research, as well as development, manufacturing and/or commercialization of products in the field of pharmacy, biology or diagnostic inclusive of the provision of services related thereto.

[2]	The company may establish branches and subsidiaries in Switzerland and abroad and may also acquire participations in companies of any kind; it may purchase, use and sell intellectual property rights as well as real estate properties; the company may also conduct any commercial, financial or other activities directly or indirectly connected to its purpose.

II.	Capital

Article 3 Share capital

[1]	The company has a share capital of CHF 10’575’288.00, comprising 10’575’288 registered shares having a nominal value of CHF 1.00 each. The shares are fully paid up.

[2]	Registered shares may be converted to bearer shares or vice versa at any time by a resolution of the general meeting amending the articles of incorporation.

Article 3a Contingent share capital

[1]	The company’s share capital shall be increased by a maximum of CHF 2’184’853.00 by issuing a maximum of 2’184’853 registered shares having a nominal value of CHF 1.00

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each, to be fully paid up, by means of the exercising of option rights granted to certain employees and/or members of the board of directors in accordance with the company’s stock option plan or the stock option plan of one of its group companies. The subscription rights of shareholders are excluded. The issue price shall be determined by the board of directors.

[2]	The company’s share capital shall be increased by a maximum of CHF 640,000.00 by issuing a maximum of 640,000 registered shares having a par value of CHF 1.00 each, to be fully paid up, by means of the exercising of option or conversion rights granted to holders of option or convertible bonds in conjunction with new option or conversion rights of the company or one of its group companies. The terms and conditions applicable to such bonds, as well as to the option and conversion rights, shall be determined by the board of directors whereby the issue price of the shares, irrespective of any capital reduction, shall be at least CHF 75.00 per registered share. The subscription rights of shareholders are excluded. The preferential subscription rights of shareholders shall be suspended if the issue is held in connection with preparations for a stock-exchange listing of the company; in all other cases, preferential subscription rights shall be granted and the exercise period restricted to three working days. In the case of option and convertible bonds for which preferential subscription rights have been suspended, option rights may be exercised for a maximum period of seven years and conversion rights for a maximum of 10 years.

[3]	The purchase of registered shares through the exercising of subscription, option or conversion rights and further transfer of the registered shares are subject to the restrictions laid down in Article 5 of the Articles of Incorporation.

Article 3b Authorized Share Capital

[1]	The Board is authorized, for a period of two years, to increase the share capital, all at once or in portion by a maximum of CHF 2’000’000.— by issuing a maximum of 2’000’000 registered shares having a nominal value of CHF 1.— each. The new shares have to be fully paid up.

[2]	The subscription and the acquisition of the new registered shares as well as each following transfer of shares are subject to the restrictions set forth in Article 5 of the Articles of Incorporation.

[3]	The time of the issuance of new shares, their issue price, the manner in which they are to be paid up, the conditions for the exercise of the preferential subscription right as well as the beginning of the period of dividend entitlement will be defined by the Board of Directors. To that effect, the Board of Directors may issue shares through firm underwriting by a bank or consortium.

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The Board of Directors may exclude the preferential subscription rights of the existing shareholders partly or in total, including in the event of a public offer for shares of the company, and allocate them to certain shareholders or third parties if the shares are to be used for the purposes of participations by strategic partners; or for acquisitions of or investments in businesses, parts thereof, participations, products and product development programs, intellectual property rights, or licences to develop, manufacture or commercialize products in the field of pharmaceuticals, biologicals or diagnostics or in case of share placements for the financing or refinancing of such acquisitions or investments of the company; or for the exchange of shares to facilitate a transaction; or

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for expansion of the shareholder constituency in certain investor markets or in connection with the listing of the shares on foreign stock exchanges; or in order to quickly and flexibly raise equity capital by a share placement, which would otherwise be difficult to achieve. The preferential subscription rights shall be granted in all other cases. Any shares for which the granted preferential subscription rights have not been exercised, will be at the disposal of the Board of Directors, who may sell them at market conditions.

Article 4 Shares

[1]	The company may issue its shares in the form of single certificates, global certificates and uncertificated securities. Under the conditions set forth by statutory law, the company may convert its shares from one form into another form at any time and without the approval of the shareholders. The company shall bear the cost of any such conversion.

[2]	The shareholder has no right to demand a conversion of the form of the shares. At any time each shareholder may, however, request at no cost a written confirmation from the company of the registered shares held by such shareholder, as reflected in the share register.

[3]	Intermediated securities based on shares of the company cannot be transferred by way of assignment. A security interest in any such intermediated securities also cannot be granted by way of assignment.

Article 5 Share register, exercise of rights, restriction by the articles

[1]	The company maintains a share register in which the names, addresses and nationality (for legal persons the registered offices) of the owners and beneficiaries are to be registered. Only those registered in the share register shall be recognized as shareholders or beneficiaries vis-à-vis the company.

[2]	Acquirers of shares are entered on demand in the share register with voting right if they expressly declare that they have acquired the shares in their own name and for their own account. The board of directors may in a regulation or through agreements with financial institutions authorize registrations on a fiduciary basis.

[3]	The company may, after consulting with the affected shareholder, cancel entries in the share register as of the date the entries were made if such entry was made based on untrue information given by the acquirer. The acquirer shall be informed of the cancellation immediately.

[4]	The board of directors sets rules for further details and takes the measures required for the implementation of the foregoing provisions. The board of directors may delegate these tasks.

[5]	The provisions of this Article 5 apply also to shares which were acquired or subscribed through the exercise of a right of subscription, option or conversion.

[6]	The share is indivisible. The company shall recognize only one representative for each share.

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III.	Organization

A. General Meeting

Article 6 Powers

[1]	The general meeting is the supreme governing body of the company.

[2]	The general meeting shall have the following non-transferable powers:

1.	The adoption and the amendment of the articles of incorporation;

2.	The election and dismissal of each member of the board of directors, the chairman of the board of directors, each member of the compensation committee, and the auditors;

3.	The approval of the management report and the consolidated accounts;

4.	The approval of the financial statements and the appropriation of retained earnings, in particular the determination of the amount of the dividend;

5.	The approval of the maximum aggregate amount of compensation for the board of directors for the prospective period from one ordinary general meeting to the following ordinary general meeting;

6.	The approval of the maximum aggregate amount of fixed compensation for the management committee for the period from July 1 of the current year to June 30 of the next year;

7.	The approval of the maximum aggregate amount of variable compensation for the management committee for the period from January 1 to December 31 of the current year;

8.	The discharge of the members of the board of directors and the management committee;

9.	The election of the independent voting rights representative;

10.	To pass resolutions regarding issues which are reserved to the general meeting by law or by the Articles of Incorporation or which are presented to it by the board of directors.

Article 7 Types of general meetings, right to convene, right to have an item added to the agenda

[1]	The ordinary general meeting shall take place annually within six months after the close of the financial year.

[2]	Extraordinary general meetings shall be called as often as necessary, in particular in all cases required by law.

[3]	Shareholders representing at least ten percent of the share capital may request in writing, indicating the items to be discussed and the corresponding proposals, the calling of a general meeting.

[4]	Shareholders representing shares for a nominal value of at least CHF 100’000.00 may request in writing, indicating the item to be discussed and the corresponding proposals, at least 45 days before the general meeting, that the item is added to the agenda.

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Article 8 Convening general meeting

[1]	General meetings shall be called by the board of directors or, if necessary, by the auditors.

[2]	General meetings shall be convened by notice appearing one time in the company’s official instrument of publication at least 20 days prior to the day of the general meeting. Registered shareholders may in addition be informed in writing. The convening shall indicate, in addition to the date, time and place of the meeting, the agenda as well as the proposals of the board of directors and the proposals of the shareholders who have requested the general meeting or that an item is added to the agenda.

[3]	With reservation to the provisions regarding a meeting of all shareholders in accordance with article 701 SCO no resolutions can be passed regarding matters which have not been announced in this manner, except regarding the proposals to convene an extraordinary general meeting or to carry out a special audit. Discussions not followed by resolutions or proposals regarding items on the agenda do not need to be announced in advance.

[4]	The annual report, the compensation report and the corresponding audit reports must be available, for examination by the shareholders, at the offices of the company at least 20 days prior to the date of the ordinary general meeting. Reference thereto shall be included in the invitation to the general meeting, including a reference to the right of the shareholders to request such documents to be sent to them; the registered shareholders have, within the same time period, to be informed accordingly in writing.

Article 9 Place, chairman, minutes, vote counting

[1]	The board of directors decides on the place of the general meeting.

[2]	The general meeting shall be chaired by the chairman of the board of directors or, failing him, by the vice-chairman or by another member specified by the board of directors.

[3]	The chairman designates the secretary and the vote counters, who need not be shareholders.

[4]	The board of directors is responsible for the keeping of the minutes, which are to be signed by the chairman and by the secretary.

Article 10 Right to participate, representation

[1]	The shareholders and beneficiaries who, on the day determined by the board of directors, are registered in the share register as shareholders or beneficiaries with voting rights, have the right to attend and to vote at the general meeting.

[2]	A shareholder may be represented at the general meeting by the independent voting rights representative or, based upon a written proxy, by a third party, who does not have to be a shareholder.

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[3]	The independent voting rights representative shall be elected by the general meeting for a term of office until closure of the following ordinary general meeting. Re-election is possible. The board of directors shall appoint the independent voting rights representative for the next general meeting, if the company does not have any independent voting rights representative.

[4]	The board of directors shall issue procedural provisions relating to the participation and representation at the general meeting.

Article 11 Voting rights, resolutions

[1]	Each share entitles to one vote.

[2]	The general meeting shall pass its resolutions and carry out its elections upon an absolute majority of the share votes represented, to the extent that neither the law nor the articles of incorporation (art. 12) provide otherwise.

[3]	The chairman establishes all rules of procedure applicable to votes and elections. He may use electronic systems.

Article 12 Qualified majority

A resolution of the general meeting which garners at least two thirds of the represented share votes as well as the majority of the represented share par values is required for:

1.	the change of the purpose of the company;

2.	the creation of shares with privileged voting rights;

3.	the restriction of the transferability of registered shares;

4.	an increase of authorized or contingent capital;

5.	an increase of capital out of equity, against contributions in kind or for the purpose of acquisition of assets and the granting of special benefits;

6.	the limitation or withdrawal of preferential subscription rights;

7.	the change of the registered offices of the company;

8.	the dissolution of the company without liquidation;

9.	the change of the articles on transfer restriction (art. 5), conversion of registered shares into bearer shares (art. 3 paragraph 2), and the change of this clause (art. 12 paragraph 1 number 9).

B. Board of Directors

Article 13 Number of members, term of office

[1]	The board of directors consists of one or several but of a maximum of 11 members.

[2]	The term of office of the members of the board of directors and the chairman ends upon closure of the following ordinary general meeting. The term of office is subject to prior resignation or removal. Re-election is possible. If the office of the chairman of the board of directors is vacant, the board of directors shall appoint a new chairman from among its members for the remaining term of office.

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Article 14 Constitution, organization

The board of directors shall organize itself within the limits of the law and of the Articles of Incorporation. It appoints a secretary who need not be a member of the board of directors and/or shareholder.

Article 15 Duties and powers

[1]	The board of directors is entrusted with the ultimate direction of the company and the supervision of the management. It shall attend to all matters which are not delegated to or reserved for another governing body of the company pursuant to law, the articles of incorporation or the organizational regulations.

[2]	The board of directors has the following non-transferable and irrevocable duties:

1.	the overall management of the company and the issuing of all necessary directives;

2.	the determination of the company’s organization;

3.	the organization of the accounting, financial control and financial planning systems;

4.	the appointment and dismissal of persons entrusted with managing and representing the company and the granting of the signatory power;

5.	the overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, articles of incorporation, operational regulations and directives;

6.	the compilation of the annual and the compensation report as well as the preparation of the general meeting and the implementation of the its resolutions;

7.	the notification of the court in the event that the company is over indebted;

8.	to determine the rules governing subsequent contributions with respect to shares that are not fully paid-up;

9.	to pass resolutions on the increase in share capital, to the extent that these fall under the powers of the board of directors (art. 651 paragraph 4 SCO – use of authorized capital) and on the confirmation of capital increases and the resulting amendments to the articles of incorporation;

[3]	The board of directors has the following additional powers in relation to compensation:

1.	The board of directors may submit for approval by the general meeting proposals in relation to maximum aggregate amounts of compensation relating to different periods, in relation to amounts for specific compensation elements for the same or different periods, and in relation to contingent amounts.

2.	In the event a proposal of the board of directors has not been approved, the board of directors shall determine, taking into account all relevant factors, the respective maximum aggregate amount of compensation or partial maximum amounts for specific compensation elements, and submit the amount(s) so determined for approval by a general meeting.

3.	The company or companies under its control may pay out compensation prior to approval by the general meeting subject to subsequent approval.

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Article 16 Delegation of duties and powers

[1]	The board of directors may entrust the preparation and implementation of its resolutions or the supervision of certain matters to committees or individual members of the board of directors. The board of directors takes care that its members are properly informed.

[2]	Subject to art. 15 paragraph 2, the board of directors may entrust the management of the company in whole or in part, based on organizational regulations, to one or several persons, members of the board of directors or third parties who need not be shareholders of the company.

Article 17 Signatory power

The board of directors determines the persons, within or outside its body, who are entitled to bind the company with their signatures. It further determines how the signature is to be used.

Article 18 Compensation

[1]	The members of the board of directors are entitled to reimbursement of expenses incurred by them in the interest of the company and, subject to approval by the general meeting, to remuneration corresponding to their activities. The company or companies under its control may enter into contracts with members of the board of directors relating to compensation for a fixed term or for an indefinite term. Duration and termination of such contracts shall comply with the term of office and the law.

[2]	In addition to a fixed compensation, members of the board of directors may be paid a variable compensation, depending on the achievement of certain performance criteria.

[3]	The performance criteria may include individual targets, targets of the company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account function and level of responsibility. The board of directors and/or the compensation committee determines the relative weight of the performance criteria and the respective target values.

[4]	Compensation may be paid or granted in the form of cash, shares, options and similar financial instruments and/or units, in kind or in the form of other benefits. The board of directors and/or the compensation committee determines forfeiture, vesting and exercise conditions; it may provide for acceleration or removal of vesting and exercise conditions, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. In this determination, the board of directors and the compensation committee take into account the interests of the company. The company may procure the required shares through purchases on the market or a conditional increase of its share capital. Compensation may be paid by the company or companies under its control.

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C. Compensation Committee

Article 19 Number of members, term of office

[1]	The compensation committee shall consist of up to three non-executive members of the board of directors.

[2]	The term of office of the members of the compensation committee ends upon closure of the following ordinary general meeting. The term of office is subject to prior resignation or removal. Any member may be re-elected. If there are vacancies on the compensation committee, the board of directors may appoint the missing members from among its members for the remaining term of office.

Article 20 Duties and Powers

[1]	The compensation committee shall support the board of directors in developing, establishing and reviewing the company’s compensation strategy and guidelines as well as performance criteria and targets.

[2]	The compensation committee shall support the board of directors in preparing the proposals regarding compensation of the members of the board of directors and the management committee. The board of directors shall issue a respective regulation. The compensation committee may make proposals and recommendations to the board of directors regarding the compensation of the members of the board of directors and the management committee or any Basilea employee. The compensation committee shall support the board of directors in drafting the compensation report. The compensation committee may submit proposals and recommendations to the board of directors for other compensation-related issues. In line with its delegation powers the board of directors may delegate further tasks to the compensation committee.

Article 21 Compensation

[1]	The members of the compensation committee are entitled to reimbursement of expenses incurred by them in the interest of the company. Subject to approval by the general meeting, the members of the compensation committee are entitled to remuneration corresponding to their activities.

[2]	Article 18 of the articles of incorporation shall apply mutatis mutandis.

D. Auditor

Article 22 Election, tasks

[1]	The general meeting elects the auditor for the term of one year.

[2]	The auditor has the tasks and competences pursuant to the law.

IV.	Accounts and appropriation of profits

Article 23 Financial year and annual report

[1]	The financial year of the company is determined by the board of directors.

[2]	For every financial year the board of directors shall prepare an annual report consisting of annual financial statements (composed of the statement of operations, the balance sheet and the notes), of the consolidated financial statements of the group and the management report (if required by law). The board of directors determines the currency of the consolidated financial statements of the group.

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Article 24 Appropriation of profits

The general meeting decides on the appropriation of the retained earnings in conformity with the applicable legal provisions.

V.	Management Committee

Article 25 Appointment and compensation

[1]	In line with its duties and powers the board of directors may entrust the management of the company to natural persons who need not be shareholders of the company.

[2]	The company may enter into indefinite or fix-term employment contracts with members of the management committee. The indefinite employment contracts may be subject to a maximum notice period of up to 12 months. The fix-term employment contracts are limited to 12 months. Renewal is permissible.

[3]	If the maximum aggregate amount of compensation already approved by the general meeting is not sufficient to also cover compensation of a member who becomes a member of or is being promoted within the executive management after the general meeting has approved the compensation, the company or companies under its control shall be authorized to grant and pay to each such member a supplementary amount during the compensation period(s) already approved. The supplementary amount per compensation period per each such member shall not exceed 40% of the aggregate amounts of fixed and variable compensation last approved by the general meeting.

[4]	In addition to a fixed compensation, members of the management committee may be paid a variable compensation, depending on the achievement of certain performance criteria.

[5]	The performance criteria may include individual targets, targets of the company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account function and level of responsibility. The board of directors and/or the compensation committee determines the relative weight of the performance criteria and the respective target values.

[6]	Compensation may be paid or granted in the form of cash, shares, options and similar financial instruments and/or units, in kind or in the form of other benefits. The board of directors and/or the compensation committee determines forfeiture, vesting and exercise conditions; it may provide for acceleration or removal of vesting and exercise conditions, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. In this determination, the board of directors and/or the compensation committee takes into account the interests of the company, including its ability to recruit talent and retain employees. The company may procure the required shares through purchases on the market or a conditional increase of its share capital. Compensation may be paid by the company or companies under its control.

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VI.	Mandates outside the group

Article 26 Permissible mandates

[1]	No member of the board of directors may hold more than twelve additional mandates and whereof not more than four mandates in listed companies.

[2]	No member of the management committee may hold more than five additional mandates and whereof not more than one mandate in listed companies.

[3]	The following mandates are not subject to these limitations:

(a)	mandates in companies which are controlled by the company or which control the company;

(b)	mandates which a member of the board of directors or of the executive management holds by order and on behalf of the company or companies under its control. No member of the board of directors shall hold more than ten such mandates; and

(c)	mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. No member of the board of directors or of the management committee shall hold more than ten such mandates.

[4]	Mandates shall mean mandates in the supreme governing body of a legal entity which is required to be registered in the commercial register or a similar foreign register. Mandates in different legal entities which are under joint control are deemed one mandate.

VII.	End of the company

Article 27 Dissolution and liquidation

The dissolution and liquidation of the company is carried out in accordance with the applicable laws.

VIII.	Notices and jurisdiction

Article 28 Notices, announcements

[1]	The company’s official instrument of publication is the Swiss Official Gazette of Commerce. To the extent that the law or the articles of incorporation do not require a written personal notice, all announcements prescribed by law and other notices from the company to the shareholders are validly made through publication in the Swiss Official Gazette of Commerce.

[2]	Written notices of the company to the shareholders are made by ordinary mail, or their proxy for the service of notices, to the address last registered in the share register or, with the consent of the shareholders, electronically (e-mail) to the e-mail address of the shareholders, or their proxy for the service of notices, as notified to the company.

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Article 29 Jurisdiction and applicable law

[1]	All disputes on matters concerning the company between individual shareholders and the company or bodies of the company and between the company and its bodies and between the bodies among themselves will be submitted to the ordinary courts at the registered offices of the company, subject to appeal to the Swiss federal tribunal.

[2]	Notwithstanding the jurisdiction clause of paragraph 1 above, the company may sue its bodies and shareholders at their ordinary place of jurisdiction.

[3]	Such disputes are subject to Swiss law.

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